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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 2013
Washington DC 400

SEC FILE NUMBER
8- 48239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CliftonLarsonAllen Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street, Suite 300
(No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive, Suite 200	Minneapolis	Minnesota	55425
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/13

OATH OR AFFIRMATION

I, Randall L. Wetherille, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CliftonLarsonAllen Wealth Advisors, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)



JACQUELINA L MOHR
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2015

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

Boyum & Barenscheer PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2012 AND 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

Report on the Financial Statements

We have audited the accompanying statements of Financial Condition of CliftonLarsonAllen Wealth Advisors, LLC as of December 31, 2012 and 2011, and the related statements of net income, member's equity and cash flows for the year ended December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CliftonLarsonAllen Wealth Advisors, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 26, 2013

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	12/31/2012	12/31/2011
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 11,928,951	$ 885,303
Accounts Receivable and Work in Process, Net	140,986	225,508
Other Current Assets and Prepaid Expenses	168,303	66,738
Receivable from Member	-	47,498
Total Current Assets	12,238,240	1,225,047
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	240,350	240,350
Accumulated Depreciation and Amortization	(195,488)	(171,338)
Net Property and Equipment	44,862	69,012
OTHER ASSETS		
Investment in Innovator	123,219	-
Total Assets	$ 12,406,321	$ 1,294,059
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 61,091	$ 31,894
Accrued Payroll & Related Benefits	162,823	184,360
Net Payable to Member	3,598,144	-
Total Current Liabilities	3,822,058	216,254
MEMBER'S EQUITY		
Capital	25,000	25,000
Retained Earnings	8,559,263	1,052,805
Total Member's Equity	8,584,263	1,077,805
Total Liabilities and Member's Equity	$ 12,406,321	$ 1,294,059

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF NET INCOME
FOR THE YEAR ENDING DECEMBER 31, 2012

	12/31/2012
REVENUE	
Investment Advisory	$ 13,637,615
Brokerage Commission	433,035
Insurance and Annuity Commission	1,296,985
Financial and Succession Planning	262,542
Tax Return Preparation and Other	975,380
Total Revenue	16,605,558
EXPENSES	
Service Charge from Member	285,849
Payroll & Related Costs	6,302,585
Other Administrative Costs	2,609,733
Depreciation & Amortization	24,150
Total Expenses	9,222,317
INCOME FROM OPERATIONS	7,383,241
OTHER INCOME AND EXPENSE	
Interest Income	3,152
Net Earnings from Investment	120,065
Total Other Income and Expense	123,217
NET INCOME	$ 7,506,458

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2012

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at December 31, 2011	$ 25,000	$ 1,052,805	$ 1,077,805
Net Income	-	7,506,458	7,506,458
Balance at December 31, 2012	$ 25,000	$ 8,559,263	$ 8,584,263

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2012

	12/31/2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Receipts from Customers	$ 16,737,577
Cash Paid to Employees & Suppliers	(5,693,927)
Net Cash Provided by Operating Activities	11,043,650
CASH FLOWS FROM INVESTING ACTIVITIES	
Interest Income Received	3,152
Purchase of Investment	(24,500)
Distribution from Investment	21,346
Net Cash Provided by Investing Activities	(2)
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,043,648
Cash and Cash Equivalents - Beginning of Year	885,303
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 11,928,951
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Income From Operations	$ 7,383,241
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation & Amortization	24,150
Loss on Disposition of Assets	-
(Increase) Decrease in Receivables and Work in Process	84,522
(Increase) Decrease in Other Current Assets and Prepaid Expenses	(101,565)
(Increase) Decrease in Receivable from Member	47,498
Increase (Decrease) in Accounts Payable	29,197
Increase (Decrease) in Accrued Payroll & Related Benefits	(21,537)
Increase (Decrease) in Net Payables to Member	3,598,144
Increase (Decrease) in Deferred Revenue	-
Net Cash Provided by Operating Activities	$ 11,043,650

See accompanying notes to financial statements.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

CliftonLarsonAllen Wealth Advisors, LLC (formerly LarsonAllen Financial, LLC) (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The company is a wholly owned subsidiary of CliftonLarsonAllen Financial, LLC (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net

Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2012 and December 31, 2011 as follows:

	12/31/2012	12/31/2011
Accounts Receivable	$ 121,310	$ 192,023
Less: Allowance for Bad Debts	(3,000)	(8,300)
Work in Process	25,109	41,785
Less: Unbilled Reserve	(2,433)	-
	$ 140,986	$ 225,508

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Description of Useful Lives

The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Investment

On July 1, 2012 the Company purchased a forty-nine percent interest in Innovator Management LLC. Transactions for the year ended December 31, 2012 under the equity method of accounting for this investment were as follows:

	12/31/2012
Initial Investment	$ 24,500
Share of net Income for year ended December 31, 2012	120,065
Cash Distributions Received	(21,346)
Investment - December 31, 2012	$ 123,219

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2011, 2010 and 2009 and the two months ended December 31, 2012 are open for examination by federal and state taxing authorities.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees

Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Other Events

LarsonAllen LLP combined through a statutory merger with another major accounting and consulting firm (Clifton Gunderson LLP) to form CliftonLarsonAllen LLP ("Merger") effective January 2, 2012. Concurrent with the Merger, CliftonLarsonAllen LLP formed a wholly owned holding company with the name of CliftonLarsonAllen Financial, LLC ("CLA Financial"). CLA Financial assumed sole membership rights of the Company, which was renamed CliftonLarsonAllen Wealth Advisors, LLC ("CLA Wealth Advisors"). The CLA Financial holding company will also assume sole membership rights of the Clifton Gunderson LLP wealth management affiliate, Clifton Gunderson Financial Services, LLC ("CGFS"). During the year ended December 31, 2012 all client relationships and investment advisor registrations were transferred from CGFS to CliftonLarsonAllen Wealth Advisors, LLC.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2012, the date the financial statements were available to be issued.

NOTE 2 RETIREMENT PLAN

The Company participates in the CliftonLarsonAllen LLP 401(k) Retirement Plan which allows eligible employees to make contributions from their compensation. The plan covers employees who meet certain eligibility requirements and allows employees to defer a portion of their eligible compensation, up to the maximum dollar limit set by law. To be an eligible participant, the employee must meet minimum age and service requirements outlined in the Plan. The plan requires the Company to contribute 50% for each dollar contributed by the participant. The Company matching contribution is limited to the first 4% of employee contributions each plan year. The Company may also make a discretionary contribution to the plan. A discretionary contribution of 2% was accrued for the year ended December 31, 2012 based on discussions with management. At the date the financial statements were issued, final approval by the board of directors was pending and is expected to be approved at 1%-2%. The Company recorded contribution expense of $183,648 for the plan for the year ended December 31, 2012.

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has a Services Agreement with CliftonLarsonAllen LLP for the provision of services including occupancy and other expenses at a predetermined rate. For the year ended December 31, 2012, charges for these services and operating expenses (net of service income of $76,326) totaled $856,643. In addition, certain of the company's employees provided services to other related entities. The Company charged those entities approximately $2,525,000 for these services. The company had an amount owing to related entities in the amount of $3,598,144 at December 31, 2012 and a receivable of $47,498 as of December 31, 2011.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $8,106,893, as defined by Rule 15c3-1, which was $7,852,059 in excess of its required net capital of $254,804. The Company had aggregated indebtedness at December 31, 2012 in the amount of $3,822,058.

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 4 NET CAPITAL REQUIREMENT (CONTINUED)

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

	12/31/2012
Net Capital Per Part IIA Focus (as originally filed)	$8,125,845
Adjustments to Ownership Equity:	
Increase in Revenue	12,829
Increase in Expenses	(4,233)
Increase in Other Income	751
Increase in Non-allowable Assets	(28,299)
Ending Net Capital Per Audit Report	$8,106,893

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC
SCHEDULE OF NET CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2012

NET CAPITAL		
OWNERSHIP EQUITY		
Member's Capital	$	25,000
Member Distributions		-
Retained Earnings		1,052,805
Net Income		7,506,458
Total Ownership Equity		8,584,263
LESS: NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net		140,986
Other Assets		168,303
Investment in and Receivables from Affiliates		-
Long-Term Assets:		
Property and Equipment (Net)		44,862
Investment		123,219
Total Non-Allowables		477,370
Total Net Capital	$	8,106,893
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	61,091
Accrued Payroll & Related Benefits		162,823
Deferred Revenue and Other		3,598,144
Total Aggregate Indebtedness	$	3,822,058
REQUIRED NET CAPITAL		
FINRA Required Net Capital (1/15 of Aggregate Indebtedness)	$	254,804
Regulatory Minimum Net Capital Requirement	$	5,000
Required Net Capital (Greater of Two Measures)	$	254,804
EXCESS NET CAPITAL		
Net Capital	$	8,106,893
Required Net Capital		254,804
Excess Net Capital	$	7,852,089
S.E.C. EARLY WARNING REQUIREMENT		
10% of Aggregate Indebtedness	$	382,206
120% of Required Net Capital	$	305,765
Early Warning Threshhold (Greater of Two Measures)	$	382,206
Net Capital Above Early Warning Threshhold	$	7,724,687
AGGREGATE INDEBTEDNESS : NET CAPITAL RATIO		
Aggregate Indebtedness	$	3,822,058
Net Capital	$	8,106,893
Ratio		0.4715 : 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S
REPORT ON INTERNAL CONTROLS

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of CliftonLarsonAllen Wealth Advisors, LLC (the Company) as of December 31, 2012 and 2011 and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered CliftonLarsonAllen Wealth Advisors, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency or combination of significant deficiencies in, internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 26, 2013

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by CliftonLarsonAllen Wealth Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating CliftonLarsonAllen Wealth Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CliftonLarsonAllen Wealth Advisors, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012, noting no material differences;
3. There were no adjustments that need to be reported in form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 26, 2013

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

CLIFTONLARSONALLEN WEALTH ADVISORS, LLC

COMMUNICATION WITH THOSE CHARGED WITH GOVERNANCE

DECEMBER 31, 2012

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

February 26, 2013

Board of Governors
CliftonLarsonAllen Wealth Advisors, LLC
220 South Sixth Street, Suite 300
Minneapolis, Minnesota 55402

We have audited the financial statements of CliftonLarsonAllen Wealth Advisors, LLC for the year ended December 31, 2012, and have issued our report thereon dated February 26, 2013. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 2, 2013. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by CliftonLarsonAllen Wealth Advisors, LLC are described in Note 1 to the financial statements. No significant new accounting policies were adopted and the application of existing policies was not changed during 2012. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. We believe there are no accounting estimates or disclosures deemed particularly sensitive and significance to the financial statements

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 26, 2013.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles and regulatory guidelines as outlined in the financial statements, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Governors and management of CliftonLarsonAllen Wealth Advisors, LLC and is not intended to be and should not be used by anyone other than these specified parties.

We are available to discuss these or any other topics at your convenience. We appreciate the cooperation we received during the course of the audit and we look forward to many years of continued services to CliftonLarsonAllen Wealth Advisors, LLC.

Sincerely,

Boyum & Barenscheer, PLLP

Boyum & Barenscheer PLLP
Minneapolis, Minnesota